June 16, 2009

Kevin Brogan, President
InnerLight Holdings, Inc.
867 East 2260 South
Provo, Utah 84606

   RE: **InnerLight Holdings, Inc. ("the company")**
        Amendment No. 8 to Registration Statement on
        Form S-1
        Filed June 8, 2009
        File No. 333-152430

Dear Mr. Brogan:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis

Results of Operations

Comparison of the three months ended March 31, 2009 and 2008, page 22

1. We note under the "Revenues" sub-section that "[T]he economic downturn could probably be a factor for the lower sales volume." (emphasis added) Please provide some specificity to support your statement.

2. In the "Interest and other income" sub-section, we note that the company incurred a $18,000 loss from a theft during an international trip in 2009. Please expand your disclosure to provide more detail to the extent known.

Financial Statements for the Three Months Ended March 31, 2009

General

3. Please revise to provide a balance sheet as of the end of the preceding fiscal year in accordance with Article 8-03 of Regulation S-X.

4. Please revise to provide income statements and statements of cash flows for the comparable period of the preceding fiscal year (i.e., the three months ended March 31, 2008), in accordance with Article 8-03 of Regulation S-X.

5. Please revise to provide a statement that in the opinion of management all adjustments (including normal recurring adjustments) necessary for a fair statement of results for the interim period have been included.

Consolidated Statement of Operations, page 37

6. Please revise to provide the disclosure required by paragraph 40 of SFAS No. 128. In addition, it appears that the earnings per share amount presented here is inconsistent with the earnings per share amount disclosed in Note 2 on page 43. Please revise or advise.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have

Kevin Brogan
InnerLight Holdings, Inc.
June 16, 2009
Page 3
additional comments after reviewing your amendment and responses to our comments.

        Please contact Blaise Rhodes at (202) 551- 3774 or Angela Halac, accounting
reviewer, at (202) 551-3398 with any questions regarding accounting issues and you may
contact Janice McGuirk at (202) 551-3395 or Pamela Howell, Special Counsel, at (202)
551-3357 with any other questions.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc: Via fax to Heber Maughan
              (801) 655-0621